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GANDALF TECHNOLOGIES INC.
(the "Company")

BY-LAW A3

BE IT ENACTED as a by-law of the Company as follows:

THAT Section 7.10 of By-Law A of the Corporation be and the same is hereby amended to provide as follows:

     A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present or represented by proxy, holding not less than thirty percent (30%) of issued and outstanding common shares of the Company.



Passed and adopted by the Shareholders of the Company at the Annual General Meeting held August 10, 1995.